PRICING SUPPLEMENT NO. 1188BF
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-162195
Dated May 13, 2011

Optimization

# Deutsche Bank AG Trigger Yield Optimization Notes

**$14,564,126.43 Deutsche Bank AG Notes linked to the common stock of Caterpillar, Inc. due November 18, 2011**
**$16,705,269.54 Deutsche Bank AG Notes linked to the common stock of Schlumberger Limited due November 18, 2011**

## Investment Description

Trigger Yield Optimization Notes (the "**Notes**") are unsubordinated and unsecured debt obligations of Deutsche Bank AG, London Branch (the "**Issuer**") with returns linked to the performance of the common stock of a specific company described herein (each, a "**Reference Underlying**"). Each Note will have a face amount (the "**Face Amount**") equal to the Closing Price of the Reference Underlying on the Trade Date. On a monthly basis, Deutsche Bank AG will pay you a coupon (a "**Coupon Payment**") regardless of the performance of the Reference Underlying. At maturity, Deutsche Bank AG will either pay you the Face Amount per Note or, if the Closing Price of the Reference Underlying on the Final Valuation Date is below the specified Trigger Price, Deutsche Bank AG will deliver to you one share of the Reference Underlying per Note (subject to adjustments in the case of certain events described in the accompanying product supplement). **Investing in the Notes involves significant risks. You may lose some or all of your initial investment. In exchange for receiving the Coupon Payments on the Notes, you are accepting the risk of receiving shares of the Reference Underlying at maturity that are worth less than your initial investment and the credit risk of the Issuer for all payments under the Notes. Generally, the higher the Coupon Rate on a Note, the greater the risk of loss on that Note. The contingent repayment of your initial investment only applies if you hold the Notes until maturity. Any payment on the Notes, including any repayment of your initial investment, is subject to the creditworthiness of the Issuer. If the Issuer were to default on its payment obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire investment.**

## Features

❑ **Income:** Regardless of the performance of the Reference Underlying, Deutsche Bank AG will pay you a monthly coupon. In exchange for receiving the Coupon Payments, you are accepting the risk of receiving shares of the Reference Underlying at maturity that are worth less than your initial investment and the credit risk of the Issuer for all payments under the Notes.

❑ **Downside Exposure with Contingent Repayment of Your Initial Investment at Maturity:** If the Closing Price of the Reference Underlying on the Final Valuation Date is not below the specified Trigger Price, Deutsche Bank AG will pay you the Face Amount per Note at maturity and you will not participate in any appreciation or decline in the value of the applicable Reference Underlying. If the Closing Price of the Reference Underlying on the Final Valuation Date is below the Trigger Price, Deutsche Bank AG will deliver to you one share of the Reference Underlying per Note at maturity, which is expected to be worth significantly less than your initial investment and may have no value at all. The contingent repayment of your initial investment only applies if you hold the Notes until maturity. Any payment on the Notes, including any contingent repayment of your initial investment at maturity, is subject to the creditworthiness of the Issuer.

## Key Dates

| | |
|---|---|
| Trade Date | May 13, 2011 |
| Settlement Date | May 18, 2011 |
| Final Valuation Date[1] | November 14, 2011 |
| Maturity Date[1] | November 18, 2011 |

[1] See page 3 for additional details.

**NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL INITIAL INVESTMENT IN THE NOTES AT MATURITY, AND THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE REFERENCE UNDERLYING. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF DEUTSCHE BANK AG. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.**

**YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 4 OF THIS PRICING SUPPLEMENT AND UNDER "RISK FACTORS" BEGINNING ON PAGE 7 OF THE ACCOMPANYING PRODUCT SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES.**

## Note Offering

We are offering two separate Trigger Yield Optimization Notes (each, a "**Note**"). Each Note is linked to the common stock of a different company, and each has a different Coupon Rate, Initial Price and Trigger Price. The performance of each Note will not depend on the performance of any other Note.

| Reference Underlyings | Ticker | Relevant Exchange | Coupon Rate Per Annum | Coupon Rate over the Term of the Notes | Initial Price of a Share of the Reference Underlying | Trigger Price | CUSIP/ISIN |
|---|---|---|---|---|---|---|---|
| Common stock of Caterpillar, Inc. | CAT | New York Stock Exchange | 8.41% per annum | 4.205% | $106.33 | $85.0640, equal to 80.00% of the Initial Price | 25154W 69 6 / US25154W6966 |
| Common stock of Schlumberger Limited | SLB | New York Stock Exchange | 9.38% per annum | 4.69% | $82.71 | $66.1680, equal to 80.00% of the Initial Price | 25154W 71 2 / US25154W7121 |

**See "Additional Terms Specific to the Notes" in this pricing supplement . The Notes will have the terms specified in product supplement BF dated May 9, 2011, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Notes are a part, the prospectus dated September 29, 2009 and this pricing supplement.**

*Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy or the adequacy of this pricing supplement, the underlying supplement, the accompanying prospectus, the prospectus supplement and product supplement BF. Any representation to the contrary is a criminal offense. The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.*

| Offering of Notes | Price to Public | | Discounts and Commissions[1] | | Proceeds to Us | |
|---|---|---|---|---|---|---|
| | Total | Per Note | Total | Per Note | Total | Per Note |
| Notes Linked to the Common Stock of Caterpillar, Inc. | $14,564,126.43 | $106.33 | $145,641.26 | $1.06 | $14,418,485.17 | $105.27 |
| Notes Linked to the Common Stock of Schlumberger Limited | $16,705,269.54 | $82.71 | $167,052.70 | $0.83 | $16,538,216.84 | $81.88 |

[1] For more detailed information about discounts and commissions, please see "Supplemental Plan of Distribution (Conflicts of Interest)" in this pricing supplement. Deutsche Bank Securities Inc. ("**DBSI**") is our affiliate. For more information, see "Supplemental Plan of Distribution (Conflicts of Interest)" in this pricing supplement.

### CALCULATION OF REGISTRATION FEE

| *Title of Each Class of Securities Offered* | Maximum Aggregate Offering Price | Amount of Registration Fee |
|---|---|---|
| Notes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $31,269,395.97 | $3,630.38 |

**UBS Financial Services Inc.**                                **Deutsche Bank Securities**

## Additional Terms Specific to the Notes

You should read this pricing supplement, together with the product supplement BF dated May 9, 2011, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Notes are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement BF dated May 9, 2011:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312511132612/d424b21.pdf

- Prospectus supplement dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

- Prospectus dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this pricing supplement relates. Before you invest in the Notes offered hereby, you should read these documents and any other documents relating to these offerings that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in these offerings will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

*References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, "Notes" refers to the Trigger Yield Optimization Notes that are offered hereby, unless the context otherwise requires. This pricing supplement, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Notes.*

*All references to "Trigger Price" in this pricing supplement shall be deemed to refer to "Threshold Level" as used in the accompanying product supplement.*

## Investor Suitability

The suitability considerations identified below are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review "Key Risks" on page 4 of this pricing supplement and "Risk Factors" on page 7 of the accompanying product supplement.

**The Notes may be suitable for you if:**

- You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
- You can tolerate a loss of all or a substantial portion of your initial investment and are willing to make an investment that may have the same downside market risk as an investment in the Reference Underlying.
- You believe the Final Price of the Reference Underlying is not likely to be below the Trigger Price and, if it is, you can tolerate receiving shares of the Reference Underlying at maturity that are worth less than your initial investment or may have no value at all.
- You understand and accept that you will not participate in any appreciation in the price of the Reference Underlying and that your return at maturity is limited to the Coupon Payments.
- You are willing to accept the risks of owning equities in general and the Reference Underlying in particular.
- You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the Reference Underlying.
- You are willing to invest in the Notes based on the applicable Coupon Rate as set forth on the cover of this pricing supplement.
- You are willing and able to hold the Notes to maturity, a term of approximately 6 months and accept that there may be little or no secondary market for the Notes.
- You are willing to accept the credit risk associated with Deutsche Bank AG, as Issuer of the Notes, and understand that if Deutsche Bank AG defaults on its obligations you may not receive any amounts due to you, including any repayment of your initial investment at maturity.

**The Notes may *not* be suitable for you if:**

- You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
- You require an investment designed to provide a full return of your initial investment at maturity.
- You are not willing to make an investment that may have the same downside market risk as an investment in the Reference Underlying.
- You believe the Final Price of the Reference Underlying is likely to be below the Trigger Price, which could result in a total loss of your initial investment.
- You cannot tolerate receiving shares of the Reference Underlying at maturity that are worth less than your initial investment or may have no value at all.
- You seek an investment that participates in the full appreciation in the price of the Reference Underlying or that has unlimited return potential.
- You are not willing to accept the risks of owning equities in general and the Reference Underlying in particular.
- You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the Reference Underlying.
- You are not willing to invest in the Notes based on the applicable Coupon Rate as set forth on the cover of this pricing supplement.
- You are unable or unwilling to hold the Notes to maturity, a term of approximately 6 months, and seek an investment for which there will be an active secondary market.
- You are not willing or are unable to assume the credit risk associated with Deutsche Bank AG, as Issuer of the Notes for all payments on the Notes, including any repayment of your initial investment at maturity.

## Final Terms

| | |
|---|---|
| Issuer | Deutsche Bank AG, London Branch |
| Issue Price | 100% of the Face Amount per Note |
| Face Amount per Note | Equal to the Initial Price (as defined below) of the relevant Reference Underlying |
| Term | 6 months |
| Trade Date | May 13, 2011 |
| Settlement Date | May 18, 2011 |
| Final Valuation Date[1] | November 14, 2011 |
| Maturity Date[2] | November 18, 2011 |
| Reference Underlyings | Common stock of Caterpillar, Inc. (Ticker: CAT) Common stock of Schlumberger Limited (Ticker: SLB) |
| Coupon Payments | Coupons paid monthly in arrears on an unadjusted basis on the Coupon Payment Dates in six equal installments based on the Coupon Rate per annum (as set forth below), regardless of the performance of the relevant Reference Underlying. |

| Reference Underlying | Coupon Rate per annum | Coupon Rate over the Term of the Notes |
|---|---|---|
| Caterpillar, Inc. | 8.41% per annum | 4.205% |
| Schlumberger Limited | 9.38% per annum | 4.69% |

| | |
|---|---|
| Coupon Payment Dates | Coupons will be paid monthly in arrears in six equal installments on the coupon payment dates listed below: |
| | June 20, 2011      September 19, 2011 <br> July 18, 2011      October 18, 2011 <br> August 18, 2011      November 18, 2011 |
| Installments | For the Notes linked to the common stock of Caterpillar, Inc., each installment will equal 0.7008% of the Face Amount, or $0.7452 per Face Amount. <br><br> For the Notes linked to the common stock of Schlumberger Limited, each installment will equal 0.7817% of the Face Amount, or $0.6465 per Face Amount. |
| Payment at Maturity (per Note) | If the Final Price of the relevant Reference Underlying is greater than or equal to the applicable Trigger Price, Deutsche Bank AG will pay you a cash payment on the Maturity Date (in addition to the final Coupon Payment) equal to the Face Amount per Note. <br><br> If the Final Price of the relevant Reference Underlying is less than the applicable Trigger Price, Deutsche Bank AG will deliver one share of the relevant Reference Underlying per Note (subject to adjustments in the case of certain corporate events as described in the accompanying product supplement). <br><br> Under these circumstances, the shares of the relevant Reference Underlying at maturity are expected to be worth significantly less than your initial investment or may have no value at all. |
| Initial Price | For the Notes linked to the common stock of Caterpillar, Inc., $106.33. <br><br> For the Notes linked to the common stock of Schlumberger Limited, $82.71. |
| Final Price | The Closing Price of the relevant Reference Underlying on the Final Valuation Date |
| Trigger Price | For the Notes linked to the common stock of Caterpillar, Inc., $85.0640, equal to 80.00% of the Initial Price. <br><br> For the Notes linked to the common stock of Schlumberger Limited, $66.1680, equal to 80.00% of the Initial Price. |
| Closing Price | On any scheduled trading day, the last reported sale price of the relevant Reference Underlying on the relevant exchange, as determined by the calculation agent *multiplied by* the relevant Share Adjustment Factor. |

| | |
|---|---|
| Share Adjustment Factor | Initially 1.0 for each Reference Underlying, subject to adjustment for certain actions affecting each Reference Underlying. See "Description of Securities — Anti-dilution Adjustments for Common Stock" in the accompanying product supplement. |

**INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT. YOU MAY RECEIVE SHARES AT MATURITY THAT ARE WORTH LESS THAN YOUR INITIAL INVESTMENT OR MAY HAVE NO VALUE AT ALL. ANY PAYMENT ON THE NOTES, INCLUDING ANY CONTINGENT REPAYMENT OF YOUR INITIAL INVESTMENT AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF THE ISSUER. IF DEUTSCHE BANK AG WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.**

## Investment Timeline



**Trade Date:**

The Closing Price of the Reference Underlying (Initial Price) is observed, the Trigger Price is determined and the Coupon Rate is set.

The Face Amount per Note is set equal to the Closing Price of the Reference Underlying.



**Monthly (including at maturity):**

Deutsche Bank AG pays the applicable coupon.



**Maturity Date:**

The Final Price is determined as of the Final Valuation Date.

If the Final Price of the relevant Reference Underlying is greater than or equal to the applicable Trigger Price. Deutsche Bank AG will pay you a cash payment on the Maturity Date (in addition to the final Coupon Payment) equal to the Face Amount per Note:

If the Final Price of the relevant Reference Underlying is less than the applicable Trigger Price. Deutsche Bank AG will deliver one share of the relevant Reference Underlying per Note (subject to adjustments in the case of certain corporate events as described in the accompanying product supplement).

*Under these circumstances, the shares of the relevant Reference Underlying at maturity are expected to be worth significantly less than your initial investment or may have no value at all.*

---

1 Subject to postponement as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
2 In the event the Final Valuation Date is postponed, the Maturity Date will be the fourth business day after the Final Valuation Date as postponed.

An investment in the Notes involves significant risks. Some of the risks that apply to an investment in each Note offered hereby are summarized below, and we urge you to read the more detailed explanation of risks relating to the Notes generally in the "Risk Factors" section of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes offered hereby.

♦ **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF YOUR INITIAL INVESTMENT** — The Notes differ from ordinary debt securities in that Deutsche Bank AG will not necessarily pay the full initial investment of the Notes at maturity. We will only pay you the Face Amount of your Notes in cash if the Final Price of the Reference Underlying is greater than or equal to the Trigger Price and only at maturity. If the Final Price of the Reference Underlying is below the Trigger Price, we will deliver to you one share of the Reference Underlying at maturity for each Note that you own instead of the Face Amount in cash. If you receive shares of the Reference Underlying at maturity, the value of those shares is expected to be significantly less than the initial investment of the Notes or may have no value at all.

♦ **YOU SHOULD NOT EXPECT TO PARTICIPATE IN ANY APPRECIATION IN THE PRICE OF THE REFERENCE UNDERLYING** — You will not participate in any appreciation in the price of the Reference Underlying, and you will receive only the Face Amount per Note (excluding any Coupon Payment) even if the Final Price is greater than the Initial Price. If the Final Price is less than the Trigger Price, we will deliver to you shares of the Reference Underlying at Maturity which will be worth less than the Trigger Price as of the Final Valuation Date and are unlikely to be worth more than the Face Amount as of the Maturity Date because at a minimum, this circumstance would require the value of a share of the Reference Underlying to appreciate by at least 25.00% from the Final Valuation Date to the Maturity Date (a period of approximately four trading days), which is unlikely to occur. Therefore, your return on the Notes as of the Maturity Date is expected to be limited to the coupons paid and may be less than your return on a direct investment in the Reference Underlying.

♦ **CONTINGENT REPAYMENT OF YOUR INITIAL INVESTMENT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY** — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the price of the Reference Underlying is above the Trigger Price.

♦ **RISKS RELATING TO THE CREDIT OF THE ISSUER** — The Notes are unsubordinated and unsecured debt obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including Coupon Payments and any repayment of your initial investment provided at maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the Notes, and in the event Deutsche Bank AG were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire investment.

♦ **HIGHER COUPON RATES ARE GENERALLY ASSOCIATED WITH A GREATER RISK OF LOSS** — Greater expected volatility with respect to the Reference Underlying reflects a higher expectation as of the Trade Date that the price of such Reference Underlying could close below the Trigger Price on the Final Valuation Date of the Notes. This greater expected risk will generally be reflected in a higher Coupon Rate for the Notes. However, while the Coupon Rate is set on the Trade Date, the Reference Underlying's volatility can change significantly over the term of the Notes. The price of the Reference Underlying could fall sharply, which could result in a significant loss of your initial investment.

♦ **TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES, OR UBS AG OR ITS AFFILIATES, IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES** — We or one or more of our affiliates may hedge our exposure from the Notes by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Reference Underlying and make it less likely that you will receive a return on your investment in the Notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the Notes declines. We or our affiliates, or UBS AG or its affiliates, may also engage in trading in instruments linked to the Reference Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates, or UBS AG or its affiliates, may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Reference Underlying. By introducing competing products into the marketplace in this manner, we or our affiliates, or UBS AG or its affiliates, could adversely affect the value of the Notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investing in the Notes.

♦ **INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE REFERENCE UNDERLYING** — The return on your Notes may not reflect the return you would realize if you directly invested in the Reference Underlying. For instance, you will not receive or be entitled to receive any dividend payments or other distributions or other rights that holders of the Reference Underlying would have.

♦ **SINGLE STOCK RISK** — Each Note is linked to the common stock of a single Reference Underlying. The price of a Reference Underlying can rise or fall sharply due to factors specific to that Reference Underlying and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically by the Reference Underlying Issuer with the SEC.

♦ **IF THE PRICE OF THE REFERENCE UNDERLYING CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER** — Your Notes may trade quite differently from the Reference Underlying. Changes in the market price of the Reference Underlying may not result in a comparable change in the value of your Notes.

♦ **THERE MAY BE LITTLE OR NO SECONDARY MARKET FOR THE NOTES** — The Notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the Notes in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates may be willing to buy the Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — We expect that, generally, the stock price of the Reference Underlying, volatility of the Reference Underlying, factors specific to the issuer of the Reference Underlying, such as earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, will affect the value of the Notes more than any other single factor. However, the value of the Notes will be affected by a number of other factors that may either offset or magnify each other, including:

  - the time remaining to maturity of the Notes;

  - the market price and dividend rates of the Reference Underlying and the stock market generally;

  - interest and yield rates in the market generally and in the markets of the Reference Underlying;

  - a variety of economic, financial, political, regulatory or judicial events;

  - supply and demand for the Notes; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE NOTES HAVE CERTAIN BUILT-IN COSTS** — While the Payment at Maturity described in this pricing supplement is based on your entire initial investment, the original Issue Price of the Notes includes the agents' commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase Notes from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

- **POTENTIAL DEUTSCHE BANK AG IMPACT ON PRICE** — Trading or transactions by Deutsche Bank AG or its affiliates in the Reference Underlying and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Reference Underlying, may adversely affect the market price of the Reference Underlying and therefore, the value of the Notes.

- **POTENTIAL CONFLICT OF INTEREST** — Deutsche Bank AG and its affiliates may engage in business with the issuer of the Reference Underlying, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the Notes. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Final Price of the Reference Underlying and Payment at Maturity based on the Closing Price of the Reference Underlying in the market. The calculation agent can postpone the determination of the Final Price of the Reference Underlying or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

- **WE AND OUR AFFILIATES, OR UBS AG AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE FINAL PRICE OF THE REFERENCE UNDERLYING AND THE VALUE OF THE NOTES** — We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the Reference Underlying to which the Notes are linked.

- **THE ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the relevant Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the relevant Reference Underlying. See "Description of Notes — Anti-Dilution Adjustments for Common Stock" in the accompanying product supplement. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the relevant Reference Underlying. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Notes may be materially and adversely affected.

- **IN SOME CIRCUMSTANCES, YOU MAY RECEIVE THE COMMON STOCK OF ANOTHER COMPANY AND NOT THE REFERENCE UNDERLYING AT MATURITY** — Following certain corporate events relating to the respective issuer of the Reference Underlying where such issuer is not the surviving entity, you may receive the common stock of a successor to the respective issuers of the Reference Underlyings (each, a "**Reference Underlying Issuer**") or any cash or any other assets distributed to holders of the Reference Underlying in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section "Description of Notes — Anti-Dilution Adjustments for Common Stock" in the accompanying product supplement. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity you will receive an amount in cash from Deutsche Bank AG equal to the Face Amount per Note unless the Final Price of the Reference Underlying is less than the Trigger Price (as such Trigger Price may be adjusted by the Calculation Agent upon occurrence of one or more such events).

- **THERE IS NO AFFILIATION BETWEEN THE ISSUERS OF THE REFERENCE UNDERLYINGS AND US, AND WE ARE NOT RESPONSIBLE FOR ANY DISCLOSURE BY SUCH ISSUER** — We are not affiliated with the Reference Underlying Issuers. However, we and our affiliates may currently or from time to time in the future engage in business with the Reference Underlying Issuers. Nevertheless, neither we nor our affiliates assume any responsibility for the accuracy or the completeness of any information about the Reference Underlying and the Reference Underlying Issuers. You, as an investor in the Notes, should make your own investigation into the Reference Underlying and the Reference Underlying Issuer. None of the Reference Underlying Issuers is involved in the Notes offered hereby in any way and none of them has any obligation of any sort with respect to your Notes. None of the Reference Underlying Issuers has any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.

- **PAST PERFORMANCE OF THE REFERENCE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE** — The actual performance of the Reference Underlying may bear little relation to the historical prices of the relevant Reference Underlying, and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Reference Underlying.

- **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and we do not plan to request a ruling from the Internal Revenue Service (the "**IRS**"). Consequently, significant aspects of the tax treatment of the Notes are uncertain, and the IRS or a court might not agree with the treatment of the Notes described herein. If the IRS were successful in asserting an alternative treatment for the Notes, the tax consequences of ownership and disposition of the Notes might be affected materially and adversely. In addition, as described below under "What Are the Tax Consequences of an Investment in the Notes?", in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the Notes would be viewed as similar to the typical prepaid forward contract described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences," and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

## Hypothetical Examples

The following table and hypothetical examples below illustrate the Payment at Maturity for a hypothetical range of performance of the Reference Underlying. The following examples and table are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Underlying relative to its Initial Price. We cannot predict the Final Price of the relevant Reference Underlying. You should not take these examples as an indication or assurance of the expected performance of the relevant Reference Underlying. You should consider carefully whether the Notes are suitable to your investment goals. The numbers in the examples and table below have been rounded for ease of analysis.

The following examples and table illustrate the Payment at Maturity per Note on a hypothetical offering of Notes based on the following assumptions*:

| | |
|---|---|
| Term: | 6 months |
| Hypothetical coupon rate per annum**: | 8.00% (or $0.6667 per month) |
| Hypothetical total coupon payable: | $4.00 (4.00% of the hypothetical Initial Price) |
| Hypothetical Initial Price: | $100.00 per share |
| Hypothetical Trigger Price: | $80.00 (80.00% of the hypothetical Initial Price) |
| Face Amount: | $100.00 per Note (set equal to the Initial Price) |
| Annual dividend yield on the Reference Underlying***: | 1.00% of the Initial Price (.50% over the term of the Notes) |

---

\* Actual Coupon Rate with respect to Coupon Payments, Initial Price, Trigger Price and Face Amount with respect to each Note are set forth under "Final Terms."

\*\* Coupon payments will be paid monthly in arrears during the term of the Notes on an unadjusted basis.

\*\*\* Assumed dividend yield to be received by holders of the Reference Underlying during the term of the Notes. The hypothetical dividend yield is used for illustrative purposes only and is not an indication of the dividend history or future dividend payments on the Reference Underlying. Holders of the Notes will not be entitled to any dividend payments made on the Reference Underlying.

**Scenario 1: The Final Price of the Reference Underlying is equal to or greater than the hypothetical Trigger Price of $80.00.**

Since the Final Price of the Reference Underlying is not less than the hypothetical Trigger Price of $80.00, Deutsche Bank AG will pay you at maturity a cash payment equal to the Face Amount of the Notes. This investment would outperform an investment in the Reference Underlying if the price appreciation of the Reference Underlying (plus dividends, if any) is less than 4.00% at maturity.

**If the Closing Price of the Reference Underlying on the Final Valuation Date is $100.00 (no change in the price of the Reference Underlying):**

| | | |
|---|---|---|
| Payment at Maturity: | $100.00 | |
| Coupons: | $4.00 | ($0.6667 × 6 = $4.00) |
| Total: | $104.00 | |
| Total return on the Notes: | 4.00% | |

In this example, the total return on the Notes is 4.00% while the total return on the Reference Underlying would be 0.50% if you invested in the Reference Underlying directly (including dividends).

**If the Closing Price of the Reference Underlying on the Final Valuation Date is $130.00 (an increase of 30.00%):**

| | | |
|---|---|---|
| Payment at Maturity: | $100.00 | |
| Coupons: | $4.00 | ($0.6667 × 6 = $4.00) |
| Total: | $104.00 | |
| Total return on the Notes: | 4.00% | |

In this example, the total return on the Notes is 4.00%, which is less than the total return of 30.50% you would have received if you had invested in the Reference Underlying directly (including dividends).

**If the Closing Price of the Reference Underlying on the Final Valuation Date is $85.00 (a decline of 15.00%):**

| | |
|---|---|
| Payment at Maturity: | $100.00 |
| Coupons: | $4.00 ($0.6667 × 6 = $4.00) |
| Total: | $104.00 |
| Total return on the Notes: | 4.00% |

In this example, the total return on the Notes is 4.00% while the total return on the Reference Underlying would be a loss of 14.50% if you invested in the Reference Underlying directly (including dividends).

**Scenario 2: The Final Price of the Reference Underlying is less than the hypothetical Trigger Price of $80.00.**

Since the Final Price of the Reference Underlying is less than the hypothetical Trigger Price of $80.00, Deutsche Bank AG will deliver to you at maturity one share of the Reference Underlying for each Note you hold. The value received at maturity and the total return on the Notes at that time depend on the Closing Price of the Reference Underlying on the Maturity Date.

**If the Closing Price of the Reference Underlying on the Maturity Date is $50.00 (a decline of 50.00%):**

| | |
|---|---|
| Value on the Maturity Date of one share of the Reference Underlying received: | $ 50.00 |
| Coupons: | $4.00 ($0.6667 × 6 = $4.00) |
| Total: | $54.00 |
| Total return on the Notes: | -46.00% |

In this example, the total return on the Notes is a loss of 46.00% while the total return on the Reference Underlying would be a loss of 49.50% if you invested in the Reference Underlying directly (including dividends). In this example, you will receive from the Issuer one share of the Reference Underlying per Note at maturity.

| Reference Underlying | | The Hypothetical Final Price is Greater Than or Equal to the Hypothetical Trigger Price | | The Hypothetical Final Price is Less Than the Hypothetical Trigger Price | |
|---|---|---|---|---|---|
| Hypothetical Final Price | Stock Price Return[1] | Total Payment at Maturity + Coupon Payments[2] | Total Return on the Notes at Maturity[3] | Value of Share Delivered at Maturity + Coupon Payments[4] | Total Return on the Notes at Maturity[5] |
| $150.00 | 50.00% | $104.00 | 4.00% | N/A | N/A |
| $145.00 | 45.00% | $104.00 | 4.00% | N/A | N/A |
| $140.00 | 40.00% | $104.00 | 4.00% | N/A | N/A |
| $135.00 | 35.00% | $104.00 | 4.00% | N/A | N/A |
| $130.00 | 30.00% | $104.00 | 4.00% | N/A | N/A |
| $125.00 | 25.00% | $104.00 | 4.00% | N/A | N/A |
| $120.00 | 20.00% | $104.00 | 4.00% | N/A | N/A |
| $115.00 | 15.00% | $104.00 | 4.00% | N/A | N/A |
| $110.00 | 10.00% | $104.00 | 4.00% | N/A | N/A |
| $105.00 | 5.00% | $104.00 | 4.00% | N/A | N/A |
| $100.00 | 0.00% | $104.00 | 4.00% | N/A | N/A |
| $95.00 | -5.00% | $104.00 | 4.00% | N/A | N/A |
| $90.00 | -10.00% | $104.00 | 4.00% | N/A | N/A |
| $85.00 | -15.00% | $104.00 | 4.00% | N/A | N/A |
| $80.00 | -20.00% | $104.00 | 4.00% | N/A | N/A |
| $75.00 | -25.00% | N/A | N/A | $79.00 | -21.00% |
| $70.00 | -30.00% | N/A | N/A | $74.00 | -26.00% |
| $65.00 | -35.00% | N/A | N/A | $69.00 | -31.00% |
| $60.00 | -40.00% | N/A | N/A | $64.00 | -36.00% |
| $55.00 | -45.00% | N/A | N/A | $59.00 | -41.00% |
| $50.00 | -50.00% | N/A | N/A | $54.00 | -46.00% |

(1)  The stock price return range is provided for illustrative purposes only. The actual stock price return may be below -50.00% and you therefore may lose up to 100% of your initial investment.

(2)  Payment consists of the Face Amount plus hypothetical Coupon Payments of 8.00% per annum (equal to 4.00% over the term of the Notes).

(3)  The total return on the Notes at maturity includes hypothetical Coupon Payments of 8.00% per annum (equal to 4.00% over the term of the Notes).

(4)  The value of one delivered share of the Reference Underlying plus hypothetical Coupon Payments of 8.00% per annum (equal to 4.00% over the term of the Notes). For purposes of calculating the value of one share of the Reference Underlying delivered at maturity, the Closing Price of one share of the Reference Underlying on the Maturity Date is deemed to be the same as the hypothetical Final Price as of the Final Valuation Date.

(5)  If the hypothetical Final Price is less than the hypothetical Trigger Price, the total return at maturity will be positive only in the event that the market price of the Reference Underlying on the Maturity Date is substantially greater than the hypothetical Final Price of such Reference Underlying on the Final Valuation Date. **Such an increase in price is not likely to occur.**

## Information about the Reference Underlyings

All disclosures contained in this pricing supplement regarding each Reference Underlying are derived from publicly available information. Neither Deutsche Bank AG nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any Reference Underlying contained in this pricing supplement. You should make your own investigation into each Reference Underlying.

Included on the following pages is a brief description of each Reference Underlying Issuer. We obtained the Closing Price information set forth below from Bloomberg, and we have not participated in the preparation of, or verified, such information. You should not take the historical prices of the Reference Underlyings as an indication of future performance. Each of the Reference Underlyings is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the Reference Underlying Issuers with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information filed with the SEC by the Reference Underlying Issuers under the Exchange Act can be located by reference to its SEC file number provided below.

In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

## Caterpillar, Inc.

According to publicly available information, Caterpillar, Inc. is a leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. Information filed by Caterpillar, Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-00768, or its CIK Code: 0000018230. The common stock of Caterpillar, Inc. is traded on the New York Stock Exchange under the symbol "CAT."

*Historical Information*

The following table sets forth the quarterly high and low Closing Prices for common stock of Caterpillar, Inc., based on daily Closing Prices on the primary exchange for Caterpillar, Inc., as reported by Bloomberg. Caterpillar, Inc.'s Closing Price on May 13, 2011 was $106.33.

| Quarter Begin | Quarter End | Quarterly High | Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 1/1/2006 | 3/31/2006 | $ 76.26 | $ 57.80 | $ 71.81 |
| 4/1/2006 | 6/30/2006 | $ 81.14 | $ 66.32 | $ 74.48 |
| 7/1/2006 | 9/30/2006 | $ 74.77 | $ 62.77 | $ 65.80 |
| 10/1/2006 | 12/31/2006 | $ 69.93 | $ 59.00 | $ 61.33 |
| 1/1/2007 | 3/31/2007 | $ 68.21 | $ 58.17 | $ 67.03 |
| 4/1/2007 | 6/30/2007 | $ 82.49 | $ 66.35 | $ 78.30 |
| 7/1/2007 | 9/30/2007 | $ 86.98 | $ 72.64 | $ 78.43 |
| 10/1/2007 | 12/31/2007 | $ 82.51 | $ 67.83 | $ 72.56 |
| 1/1/2008 | 3/31/2008 | $ 79.98 | $ 62.47 | $ 78.29 |
| 4/1/2008 | 6/30/2008 | $ 85.28 | $ 70.42 | $ 73.82 |
| 7/1/2008 | 9/30/2008 | $ 74.98 | $ 52.22 | $ 59.60 |
| 10/1/2008 | 12/31/2008 | $ 51.21 | $ 32.78 | $ 44.67 |
| 1/1/2009 | 3/31/2009 | $ 46.91 | $ 22.17 | $ 27.96 |
| 4/1/2009 | 6/30/2009 | $ 40.00 | $ 29.45 | $ 33.04 |
| 7/1/2009 | 9/30/2009 | $ 54.34 | $ 30.29 | $ 51.33 |
| 10/1/2009 | 12/31/2009 | $ 60.40 | $ 48.83 | $ 56.99 |
| 1/1/2010 | 3/31/2010 | $ 64.13 | $ 50.78 | $ 62.85 |
| 4/1/2010 | 6/30/2010 | $ 71.65 | $ 55.83 | $ 60.07 |
| 7/1/2010 | 9/30/2010 | $ 79.99 | $ 59.18 | $ 78.68 |
| 10/1/2010 | 12/31/2010 | $ 94.63 | $ 77.27 | $ 93.66 |
| 1/1/2011 | 3/31/2011 | $113.12 | $ 92.75 | $111.35 |
| 4/1/2011 | 5/13/2011* | $115.41 | $103.90 | $106.33 |

* As of the date of this pricing supplement available information for the second calendar quarter of 2011 includes data for the period through May 13, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2011.

The graph below illustrates the performance of Caterpillar, Inc.'s common stock from May 12, 2006 through May 13, 2011, based on information from Bloomberg, and we have not participated in the preparation of, or verified, such information. **Past performance of the Reference Underlying is not indicative of the future performance of the Reference Underlying.**

**Historical Performance of the Common Stock of Caterpillar, Inc.**



Source: Bloomberg

**Schlumberger Limited**

According to publicly available information, Schlumberger Limited is a supplier of technology, integrated project management and information solutions to the international oil and gas exploration and production industry. Information filed by Schlumberger Limited with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-04601, or its CIK Code: 0000087347. The common stock of Schlumberger Limited is traded on the New York Stock Exchange under the symbol "SLB."

*Historical Information*

The following table sets forth the quarterly high and low Closing Prices for common stock of Schlumberger Limited, based on daily Closing Prices on the primary exchange for Schlumberger Limited, as reported by Bloomberg. Schlumberger Limited's Closing Price on May 13, 2011 was $82.71.

| Quarter Begin | Quarter End | Quarterly High | Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 1/1/2006 | 3/31/2006 | $64.12 | $56.33 | $63.29 |
| 4/1/2006 | 6/30/2006 | $73.06 | $54.51 | $65.11 |
| 7/1/2006 | 9/30/2006 | $67.23 | $54.73 | $62.03 |
| 10/1/2006 | 12/31/2006 | $68.92 | $62.31 | $63.16 |
| 1/1/2007 | 3/31/2007 | $70.82 | $61.67 | $69.10 |
| 4/1/2007 | 6/30/2007 | $89.20 | $72.92 | $84.94 |
| 7/1/2007 | 9/30/2007 | $107.27 | $85.84 | $105.00 |
| 10/1/2007 | 12/31/2007 | $100.58 | $89.17 | $98.37 |
| 1/1/2008 | 3/31/2008 | $90.80 | $74.86 | $87.00 |
| 4/1/2008 | 6/30/2008 | $109.86 | $98.82 | $107.43 |
| 7/1/2008 | 9/30/2008 | $100.20 | $72.06 | $78.09 |
| 10/1/2008 | 12/31/2008 | $52.08 | $37.74 | $42.33 |
| 1/1/2009 | 3/31/2009 | $46.75 | $35.19 | $40.62 |
| 4/1/2009 | 6/30/2009 | $62.18 | $50.67 | $54.11 |
| 7/1/2009 | 9/30/2009 | $62.41 | $51.30 | $59.60 |
| 10/1/2009 | 12/31/2009 | $67.89 | $60.00 | $65.09 |
| 1/1/2010 | 3/31/2010 | $66.60 | $60.76 | $63.46 |
| 4/1/2010 | 6/30/2010 | $71.31 | $51.75 | $55.34 |
| 7/1/2010 | 9/30/2010 | $63.26 | $53.33 | $61.61 |
| 10/1/2010 | 12/31/2010 | $83.63 | $72.21 | $83.50 |
| 1/1/2011 | 3/31/2011 | $95.04 | $83.10 | $93.26 |
| 4/1/2011 | 5/13/2011* | $85.85 | $82.25 | $82.71 |

\* As of the date of this pricing supplement available information for the second calendar quarter of 2011 includes data for the period through May 13, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2011.

The graph below illustrates the performance of Schlumberger Limited's common stock from May 12, 2006 through May 13, 2011, based on information from Bloomberg, and we have not participated in the preparation of, or verified, such information. **Past performance of the Reference Underlying is not indicative of the future performance of the Reference Underlying.**



**Historical Performance of the Common Stock of Schlumberger Limited**

Source: Bloomberg

## What Are the Tax Consequences of an Investment in the Notes?

You should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the Notes are unclear, we believe that it is reasonable to treat a Note for U.S. federal income tax purposes as a put option (the "**Put Option**") written by you to us with respect to the relevant Reference Underlying, secured by a cash deposit equal to the Issue Price of the Note (the "**Deposit**"), which will bear an annual yield based on our cost of borrowing, as shown below. Under this treatment, only a portion of each Coupon Payment will be attributable to interest on the Deposit; the remainder will represent option premium attributable to your grant of the Put Option ("**Put Premium**"), as shown below (on an annual basis):

| Reference Underlying | Coupon Rate per Annum | Interest on Deposit per Annum | Put Premium per Annum |
|---|---|---|---|
| Caterpillar, Inc. | 8.41% | 0.28% | 8.13% |
| Schlumberger Limited | 9.38% | 0.28% | 9.10% |

Assuming this treatment is respected and you purchase the Notes at issuance for their Issue Price, (a) interest on the Deposit will be taxed as ordinary interest income, while the Put Premium will not be taken into account prior to sale, exchange or maturity of the Notes, (b) if at maturity you receive cash equal to the Face Amount of your Notes and the final Coupon Payment, you will recognize short-term capital gain in an amount equal to the total Put Premium received, and (c) if at maturity you receive the Reference Underlying, you generally will not recognize gain or loss with respect to the Put Premium or the Reference Underlying received; instead the total Put Premium will reduce your basis in the Reference Underlying.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are uncertain. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement. If the IRS were successful in asserting an alternative treatment for the Notes, the tax consequences of ownership and disposition of the Notes could be affected materially and adversely.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the Notes would be viewed as similar to the typical prepaid forward contract described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

Legislation enacted in 2010 requires certain individuals who hold "debt or equity interests" in any "foreign financial institution" that are not "regularly traded on an established securities market" to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided. If you are an individual, you should consult your tax adviser regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Notes.

For a discussion of certain German tax considerations relating to the Notes, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

**Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.**

## Supplemental Plan of Distribution (Conflicts of Interest)

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of 1.00% of the Face Amount per Note. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price to the public indicated on the cover of this pricing supplement, minus a concession not to exceed the discounts and commissions indicated on the cover. DBSI, one of the agents for these offerings, is our affiliate. In accordance with Rule 5121 of the Financial Industry Regulatory Authority Inc. (FINRA), DBSI may not make sales in these offerings to any discretionary account without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)" in the accompanying product supplement.